SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Genco Shipping & Trading Ltd.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Y2685T107
(CUSIP Number)

David Metzman, Esq.

c/o Aurelius Capital Management, LP

535 Madison Avenue, 22nd Floor

New York, New York 10022

(646) 445-6590

with a copy to:

Jason Kaplan, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T107	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,636,721
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,636,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,636,721
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T107	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,258,871
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,258,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,258,871
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T107	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Aurelius Convergence Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 504,899
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 504,899
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 504,899
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T107	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,400,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T107	SCHEDULE 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,636,721
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,636,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,636,721
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Y2685T107	SCHEDULE 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Mark D. Brodsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,400,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T107	SCHEDULE 13D	Page 8 of 14 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of Genco Shipping & Trading Ltd., a Marshall Islands company (the "Issuer"). The principal executive offices of the Issuer are located at: 299 Park Avenue, 12th Floor, New York, New York 10171.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Aurelius Capital Partners, LP ("Aurelius Capital Partners"), a Delaware limited partnership, with respect to the shares of Common Stock owned by ACP Master, Ltd., a Cayman Islands exempted company that is a subsidiary of Aurelius Capital Partners;

(ii) Aurelius Capital International, Ltd. ("Aurelius Capital International"), a Cayman Islands exempted company, with respect to the shares of Common Stock owned by Aurelius Capital Master, Ltd., a Cayman Islands exempted company that is a subsidiary of Aurelius Capital International;

(iii) Aurelius Convergence Fund, Ltd. ("Aurelius Convergence Fund," and together with Aurelius Capital Partners and Aurelius Capital International, the "Aurelius Funds," and together with Aurelius Capital Management, ACP Master, Ltd., Aurelius Capital Master, Ltd., and Aurelius Convergence Master, Ltd., the "Aurelius Entities"), a Cayman Islands exempted company, with respect to the shares of Common Stock owned by Aurelius Convergence Master, Ltd., a Cayman Islands exempted company that is a subsidiary of Aurelius Convergence Fund;

(iv) Aurelius Capital Management, LP ("Aurelius Capital Management"), a Delaware limited partnership that serves as investment manager to ACP Master, Ltd., Aurelius Capital International and Aurelius Convergence Fund and as management company to Aurelius Capital Partners, with respect to the shares of Common Stock owned by ACP Master, Ltd., Aurelius Capital Master, Ltd. and Aurelius Convergence Master, Ltd.

(v) Aurelius Capital GP, LLC ("Aurelius Capital GP"), a Delaware limited liability company that serves as the general partner of Aurelius Capital Partners, with respect to the shares of Common Stock owned by ACP Master, Ltd.

(vi) Mark D. Brodsky, who serves as the Senior Managing Member of Aurelius Capital Management GP, LLC, which is the general partner of Aurelius Capital Management, and as the Senior Managing Member of Aurelius Capital GP, with respect to the shares of Common Stock owned by ACP Master, Ltd., Aurelius Capital Master, Ltd. and Aurelius Convergence Master, Ltd.

(b) The address of the principal business office of Aurelius Capital International and Aurelius Convergence Fund is c/o GlobeOp Financial Services (Cayman) Limited, 45 Market Street Suite 3205, 2nd Floor, Gardenia Court, Camana Bay, West Bay Road South, Grand Cayman KY1-9003, Cayman Islands. The address of the principal business office of Aurelius Capital Partners, Aurelius Capital Management, Aurelius Capital GP and Mark D. Brodsky is 535 Madison Avenue, 22nd Floor, New York, NY 10022.

(c) The principal business of the Aurelius Funds is investing in securities. The principal business of Aurelius Capital Management is to act as the investment manager to Aurelius Convergence Fund,

CUSIP No. Y2685T107	SCHEDULE 13D	Page 9 of 14 Pages

Aurelius Capital International, ACP Master, Ltd., Aurelius Capital Master, Ltd., Aurelius Convergence Master, Ltd. and other related entities and as management company to Aurelius Capital Partners. The principal business of Aurelius Capital GP is to act as the general partner to Aurelius Capital Partners. Aurelius Capital GP and Aurelius Convergence GP, LLC own shares in Aurelius Capital Master, Ltd. and Aurelius Convergence Master, Ltd., respectively.  The principal business of Mark D. Brodsky is serving as Senior Managing Member of Aurelius Capital Management GP, LLC, Aurelius Capital GP and Aurelius Convergence GP, LLC and managing the business of the Reporting Persons and their affiliated entities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of Aurelius Capital Partners, Aurelius Capital International, Aurelius Convergence Fund, Aurelius Capital Management and Aurelius Capital GP is set forth in Item 2(a) above. Mark D. Brodsky is a United States citizen.

Schedule A attached hereto sets forth the information regarding the general partner of Aurelius Capital Partners and Aurelius Capital Management and the executive officers and directors of Aurelius Capital International and Aurelius Convergence Fund (collectively, the "Instruction C Persons").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock purchased by the Aurelius Funds was acquired with working capital in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $8,241,195.

ITEM 4. PURPOSE OF TRANSACTION

The Aurelius Funds acquired shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

On April 21, 2014, the Issuer and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under the provisions of chapter 11 of Title 11 of the United States Code (the “Bankruptcy Proceedings”).

To the extent permitted by applicable law, rules and regulations, the Reporting Persons may seek to influence the outcome of the Bankruptcy Proceedings, including, among other things, through (i) direct and/or indirect communications with participants in the Bankruptcy Proceedings and (ii) direct and/or indirect communications with other persons, including other stockholders or creditors of the Issuer. Aurelius Capital Management, or one or more other Aurelius Entities, may become actively involved in the Bankruptcy Proceedings, with the goal of protecting and maximizing the value of the Aurelius Entities’ respective investments, which may include seeking membership and serving on an official committee of equityholders in the Bankruptcy Proceedings.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of

CUSIP No. Y2685T107	SCHEDULE 13D	Page 10 of 14 Pages

the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of their securities of the Issuer, (iii) enter into or withdraw from legal proceedings, if any, and/or (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations. The Reporting Persons disclaim all duties or obligations, if any, to other stakeholders in the Issuer.

In addition, the Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may seek to influence or change the Issuer’s management, directors, operations or business, strategy, bankruptcy case (including proposing an alternate plan of reorganization) and future plans of the Issuer, which may include, among other things, discussions of potential strategic alternatives and other initiatives and transactions that may become available to the Issuer designed to enhance enterprise, shareholder and/or the Aurelius Funds' respective investment values, including, without limitation, through potential discussions with management, directors, the creditors’ or equityholders’ committee of the Issuer, bank creditors, other shareholders, other creditors, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying their respective investments in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to, their view regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, actions taken by the board of directors, actions taken by the creditors’ or equityholders’ committee of the Issuer, bank creditors, other creditors, other shareholders or other persons; developments in the Issuer’s bankruptcy case; price levels of the Common Stock and other securities; subsequent developments affecting the Issuer; the circumstances applicable to the respective Aurelius Funds (such as availability of funds, portfolio-management, tax and regulatory considerations, investment objectives, and other investment and business opportunities), conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on 44,449,407 shares of Common Stock outstanding as set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on April 7, 2014.

(c) The Aurelius Funds entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule B. The Aurelius Funds are the only Reporting Persons to have effected transactions in the Common Stock in the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

CUSIP No. Y2685T107	SCHEDULE 13D	Page 11 of 14 Pages

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit	Description
1	Joint Filing Statement Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP No. Y2685T107	SCHEDULE 13D	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 5, 2014

AURELIUS CAPITAL PARTNERS, LP By: Aurelius Capital GP, LLC, its General Partner By: /s/ Dan Gropper Name: Dan Gropper Title: Managing Director	AURELIUS CAPITAL INTERNATIONAL, LTD. By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity By: /s/ Dan Gropper Name: Dan Gropper Title: Managing Director
AURELIUS CONVERGENCE FUND, LTD. By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity By: /s/ Dan Gropper Name: Dan Gropper Title: Managing Director	AURELIUS CAPITAL MANAGEMENT, LP By: /s/ Dan Gropper Name: Dan Gropper Title: Managing Director
AURELIUS CAPITAL GP, LLC By: /s/ Dan Gropper Name: Dan Gropper Title: Managing Director	/s/ Mark D. Brodsky MARK D. BRODSKY

CUSIP No. Y2685T107	SCHEDULE 13D	Page 13 of 14 Pages

SCHEDULE A

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, citizenship, principal occupation, position and address of each director and executive officer or general partner and control person of the applicable Reporting Persons. To the best of the Reporting Persons' knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.

AURELIUS CAPITAL PARTNERS, LP

Aurelius Capital GP, LLC, the General Partner of Aurelius Capital Partners, LP, is a Delaware limited liability company. Its principal business is acting as the general partner of Aurelius Capital Partners, LP. Its principal business address is 535 Madison Avenue, 22nd Floor, New York, NY 10022. Mark D. Brodsky is the Senior Managing Member of Aurelius Capital GP, LLC.

AURELIUS CAPITAL MANAGEMENT, LP

Aurelius Capital Management GP, LLC, the General Partner of Aurelius Capital Management, LP, is a Delaware limited liability company. Its principal business is acting as the general partner of Aurelius Capital Management, LP. Its principal business address is 535 Madison Avenue, 22nd Floor, New York, NY 10022. Mark D. Brodsky is the Senior Managing Member of Aurelius Capital Management GP, LLC.

AURELIUS CAPITAL INTERNATIONAL, LTD.

Don Seymour, Aldo Ghisletta and Ronan Guilfoyle serve as the directors of Aurelius Capital International. Each has a principal business address of dms House, 20 Genesis Close, PO Box 31910, Grand Cayman, KY1-1208, Cayman Islands. Each director is a Cayman Islands citizen.

AURELIUS CONVERGENCE FUND, LTD.

Don Seymour, Aldo Ghisletta and Ronan Guilfoyle serve as the directors of Aurelius Convergence Fund. Each has a principal business address of dms House, 20 Genesis Close, PO Box 31910, Grand Cayman, KY1-1208, Cayman Islands. Each director is a Cayman Islands citizen.

CUSIP No. Y2685T107	SCHEDULE 13D	Page 14 of 14 Pages

SCHEDULE B

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL PARTNERS DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)*	Price Range ($)(1)
4/22/2014	743,881	1.73	1.69-1.75
4/22/2014	2,157	1.75	N/A
4/23/2014	890,683	2.00	1.80-2.05

* Excluding commissions.

(1) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges above. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL INTERNATIONAL DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)*	Price Range ($)(2)
4/22/2014	1,026,645	1.73	1.69-1.75
4/22/2014	2,978	1.75	N/A
4/23/2014	1,229,248	2.00	1.80-2.05

* Excluding commissions.

(2) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges above. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CONVERGENCE FUND DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)*	Price Range ($)(3)
4/22/2014	229,474	1.73	1.69-1.75
4/22/2014	665	1.75	N/A
4/23/2014	274,760	2.00	1.80-2.05

* Excluding commissions.

(3) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges above. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.